Exhibit 21.1

LIST OF SUBSIDIARIES

Name of Subsidiary	Jurisdiction of Incorporation or Organization	Percentage of Ownership
Wei Lian Jin Meng Group Limited	Cayman Islands	100%
Wei Lian Jin Meng (Hong Kong) Company Limited	Hong Kong	100%
Jin You Wei Meng (Shenzhen) Consulting Company Limited	PRC	100%
Shenzhen Wei Lian Jin Meng Electronic Commerce Limited	PRC	100%
Dongguan Dishi Coffee Limited	PRC	100%
Shenzhen Nainiang Coffee Art Museum Limited	PRC	100%
Shenzhen Nainiang Liquor Industrial Co., Ltd.	PRC	99%